Exhibit 3.2
CERTIFICATE OF FORMATION
OF
AUTO-C, LLC

1.  The name of the limited liability company is Auto-C, LLC.

2.  The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.  The Company shall perpetually exist from and after the Delaware Secretary of State issue a Certificate of Formation, unless dissolved earlier by law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Auto-C, LLC this 19th day of April, 2002.

By:	/s/ JOEL T. MAY
Joel T. May Authorized Person

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